

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 24, 2017

<u>Via E-mail</u>
Mr. Paul M. Meurer
Chief Financial Officer
Realty Income Corporation
11995 El Camino Real
San Diego, CA 92130

      Re: **Realty Income Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2016
                Filed February 23, 2017
                File No. 001-13374

Dear Mr. Meurer:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Shannon Sobotka

                Shannon Sobotka
                Staff Accountant
                Office of Real Estate and
                Commodities